UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

May 22, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Larry Spirgel

Re:	WideOpenWest, Inc.
Registration Statement on Form S-1
Registration File No. 333-216894

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of WideOpenWest, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Washington, D.C. time, on May 24, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 15, 2017:

(i)                                     Dates of distribution: May 15, 2017 through the date hereof

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished: 8

(iii)                               Number of prospectuses furnished to investors: approximately 1,562

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 40.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

UBS SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the
several Underwriters

By:	UBS SECURITIES LLC

By:	/s/ Yasir Shah
Name: Yasir Shah
Title: Executive Director

By:	/s/ Anna Y. Huang
Name:Anna Y. Huang
Title: Associate Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Kolz
Name: John Kolz
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]